

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-4628**

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 27, 2010

Mr. David Hottman
Chief Executive Officer
Portal Resources Ltd.
Suite 750-625 Howe Street
Vancouver, British Columbia
Canada V6C2T6

  **Re:** **Portal Resources Ltd.**
    **Form 20-F for the Fiscal Year Ended June 30, 2009**
    **Filed January 19, 2010**
    **File No. 000-51352**

Dear Mr. Hottman:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time.

          Sincerely,

          Karl Hiller
          Branch Chief